UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Anchor BanCorp Wisconsin Inc.

File No. 333-192964 - CF#30874

Anchor BanCorp Wisconsin Inc. submitted an amended application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 19, 2013, as amended.

Based on representations by Anchor BanCorp Wisconsin Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.2	through August 12, 2018
Exhibit 4.3	through August 12, 2018
Exhibit 4.4	through August 12, 2018
Exhibit 4.5	through August 12, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary